UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 16, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑      Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No  ☑

On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its four-year contract with Talisman Energy. This Form 6-K is being filed to provide the financial statements described under Item 9.01 below.
Item 9.01 Financial Statements and Exhibits
(a)	Financial Statements of Businesses Acquired.
1.	The audited carve-out financial statements of Petrojarl Varg as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006 are filed as Exhibit 99.1 hereto and are incorporated by reference herein.

2.	The unaudited carve-out financial statements of Petrojarl Varg as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 are filed as Exhibit 99.2 hereto and are incorporated by reference herein.
(b)	Pro Forma Financial Information.
1.	The unaudited pro forma financial statements of Teekay Offshore Partners L.P. for the years ended December 31, 2008, 2007 and 2006 is filed as Exhibit 99.3 hereto and is incorporated by reference herein.
(c)	Exhibits.

Exhibit
Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Audited Carve-Out Financial Statements of Petrojarl Varg as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006

99.2	Unaudited Carve-Out Financial Statements of Petrojarl Varg as of June 30, 2009 and December 31, 2008 and for the six months ended June 30, 2009 and 2008

99.3	Unaudited Pro Forma Combined Financial Statements of Teekay Offshore Partners L.P. for the years ended December 31, 2008, 2007 and 2006.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner

Date: March 16, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)